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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___ )*

(Name of Issuer)
ORIGEN FINANCIAL, INC.
(Title of Class of Securities)
Common Stock
(CUSIP Number)
68619E208
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Paul A. Halpern, 2300 Harmon Road, Auburn Hills, Michigan 48326
(Date of Event Which Requires Filing of this Statement)
September 11, 2007
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

CUSIP No.	68619E208

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William M. Davidson

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

United States

	7	Sole Voting Power

Number of		1,301,667(1)

Shares	8	Shared Voting Power
Beneficially
Owned by

Each	9	Sole Dispositive Power
Reporting
Person		3,051,667 (2)(3)

With	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,051,667(2)(3)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

11.6%(4)

14	Type of Reporting Person (See Instructions)

IN
(1) Includes: (a) 801,667 shares of Origen Financial Inc. (the “Company”) common stock that may be acquired pursuant to a senior secured convertible promissory note, issued by the Company, in favor of the William M. Davidson Trust u/a/d 12/13/04 (the “Trust”), which may be converted at the option of the holder at any time at an exercise price of $6.237 per share; and (b) 500,000 shares of the Company’s common stock that may be acquired pursuant to a stock purchase warrant, issued by the Company, in favor of the Trust, which may be exercised at the option of the holder at any time at an exercise price of $6.16 per share.
(2) Includes: (a) 801,667 shares of the Company’s common stock that may be acquired pursuant to a senior secured convertible promissory note, issued by the Company, in favor of the Trust, which may be converted at the option of the holder at any time; (b) 500,000 shares of the Company’s common stock that may be acquired pursuant to a stock purchase warrant, issued by the Company, in favor of the Trust, which may be exercised at the option of the holder at any time; and (c) 1,750,000 shares of the Company’s common stock held by Woodward Holding, LLC, a Michigan limited liability company (“Woodward”), of which Mr. Davidson is the sole member.
(3) Voting power for the 1,750,000 shares of the Company’s common stock held by Woodward is exclusively held by the manager of Woodward, Paul A. Halpern, and, as such, Mr. Davidson does not have voting power with respect to such shares. Both Woodward and its manager have previously filed Schedule 13Gs with respect to the 1,750,000 shares.
(4) Includes: (a) 6.8% of the Company’s outstanding common stock, held by Woodward, based upon 25,877,268 shares of common stock issued and outstanding as of August 1, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007; and (b) 4.8% of the Company’s outstanding common stock, assuming conversion of the senior secured promissory note and exercise of the stock purchase warrant, and based upon 27,178,935 shares of common stock outstanding.

2

Item 1. Security and Issuer
     The class of equity securities to which this Schedule 13D (this “Statement”) relates is the Common Stock (the “Common Stock”) of the Company. The address of the principal office of the Company is 27777 Franklin Road, Suite 1700, Southfield, Michigan 48034.
Item 2. Identity and Background
     (a) This Statement is being filed by William M. Davidson, a resident of Michigan, (the “Reporting Person”).
     (b) The principal business address of the Reporting Person is 2300 Harmon Road, Auburn Hills, Michigan 48326.
     (c) The principal business of the Reporting Person is Chairman, President and CEO of Guardian Industries Corp., a manufacturer of architectural and automotive glass products.
     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar civil infractions or misdemeanors).
     (e) The Reporting Person has not, during the last five years, been party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The Reporting Person is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
     The Reporting Person personally provided the funds used by Woodward to acquire 1,750,000 of the shares of Common Stock subject to this Statement, which shares were purchased in October 2003. The Reporting Person is the sole member of Woodward. Of the remaining 1,301,667 shares of Common Stock subject to this Statement, 801,667 shares may be acquired, pursuant to a senior secured convertible promissory note (the “Convertible Note”), at the option of the Trust at an exercise price of $6.237 per share; and, 500,000 may be acquired, pursuant to a stock purchase warrant (the “Warrant”), at the option of the Trust at an exercise price of $6.16 per share. The Convertible Note and Warrant were issued to the Trust in connection with a $15 million secured loan agreement between the Company and the Trust, dated as of September 11, 2007. The Trust is a revocable grantor trust and was established by the Reporting Person as the grantor. As the grantor of the Trust, the Reporting Person is the beneficial owner of the securities held by the Trust. The Trust used its funds to finance the loan arrangement with the Company.
Item 4. Purpose of Transaction
     The Reporting Person owns the securities of the Company for investment purposes and may from time to time increase or decrease his position in the Company’s securities. The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of

Schedule 13D except as would occur as a result of the purchase of additional securities of the Company. The Reporting Person intends to review his investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company’s financial position and strategic direction, the price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to the investments in the Company as he deems appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of the shares of Common Stock or changing his intention with respect to any and all matters referred to in subparagraphs (a) - (j) of Item 4.
Item 5. Interest in Securities of the Issuer
     (a) The Reporting Person beneficially owns 3,051,667 shares of Common Stock, constituting approximately 11.6% of the shares of Common Stock outstanding. 6.8% of the aggregate percentage is based upon 25,877,268 shares of Common Stock issued and outstanding as of August 1, 2007. 4.8% of the aggregate percentage is based upon 27,178,935 shares of Common Stock outstanding which assumes conversion of the senior secured promissory note and exercise of the stock purchase warrant.
     (b) The Reporting Person has sole voting and dispositive power with respect to the 1,301,667 shares of Common Stock held by the Trust. The Reporting Person has sole dispositive power with respect to the 1,750,000 shares of Common Stock held by Woodward of which the Reporting Person is the sole member. The manager of Woodward has sole voting power with respect to the 1,750,000 shares of Common Stock of the Company.
     (c) Other than acquiring the Warrant and the Convertible Note as described herein, there have been no transactions in the Company’s Common Stock in the last sixty days by the Reporting Person.
     (d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the subject shares of Common Stock.
     (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     See the disclosure regarding such contracts, arrangements, understandings or relationships in the Company’s Current Report on Form 8-K, dated September 11, 2007, which details the transaction relating to the Warrant and Convertible Note (“Form 8-K”).
Item 7. Material to Be Filed as Exhibits
     See Exhibits 4.1, 4.2, 10.1, 10.2, 10.3, 10.4, and 10.5 to Form 8-K which are incorporated herein by reference.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ William M. Davidson
William M. Davidson

Dated: September 20, 2007